SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL

INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the summary of the information, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores, dated September 2, 2011

Cresud S.A.C.I.F. y A. Announces issuance of 3 years USD 60 million Global Note

Buenos Aires, Argentina, September 2, 2011 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY, BASE: CRES) has announced the end of the subscription period of its Fourth Series Class VIII bond under Regulation S. ISIN:XS0673511423.

The issuance totaled USD 60 million at a semiannual fix rate of 7.5% bullet, maturing in 2014. The use of proceeds of this bond will be debt refinancing and general corporate purposes. It was rated B by Fitch.

Cresud could issue this note despite the spread market volatility, being this the first fixed income issuance made by a Latin American agricultural company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 2, 2011